EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange

The Israeli Securities Authority

Re: Immediate Supplementary Report – ISA Investigation

Further to the reports of June 20, 2017 and June 22, 2017 of an investigation by the Israel Securities Authority (the “ISA”), that as disclosed to the Company, involves suspicions of violations of the Israeli Securities Law and Penal Law regarding controlling shareholder transactions, the Company is notifying that to the best of its knowledge, additional officers of the Company and of the subsidiary, D.B.S. Satellite Services Ltd. were investigated or are being investigated by the ISA.

Apart from these reports, the Company has no further information regarding the investigation or its circumstances. The Company will report additional information only if it receives material information of the investigation or if the ISA directs it as such.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.